Opinion and Consent of actuarial officers

EX-99. (L) OPINION AND CONSENT OF ACTUARIAL OFFICERS

EXHIBIT (l)

April 24, 2019

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

Gentlemen:

In my capacity as Vice President & Actuary, Individual Life, of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), I am familiar with the Flexible Solutions ® VUL III policies (the “Policy” or “Policies”) and the Policy form. The Policy has been filed for registration with the Securities and Exchange Commission under the Securities Act of 1933. It is described in Registration Statement No. 333-188304 on Form N-6. I am familiar with the Registration Statement and its Exhibits.

In my opinion, the illustrations of death benefits, Policy Account Values, and Net Cash Surrender Values included in the prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the form of the Policy and with GIAC’s administrative procedures. Further, the rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classifications and premium amount and payment schedule) have not been selected so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchasers of the Policy with different assumptions.

The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policies are sold.

I hereby consent to the use of this opinion as an exhibit to Post-Effective Amendment No. 7 to the Registration Statement.

Very truly yours,

/s/ Jess Geller
Jess Geller, FSA
Vice President & Actuary, Individual Life